coffey mining
SPECIALISTS FROM BOARDROOM TO MINE FACE

50 YEARS AN EXTRAORDINARY JOURNEY

JOHN HEARNE

1162 HAY STREET, WEST PERTH WA 6005

08 9324 8800

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2010 for the year ended December 31, 2009 of the description of the reports titled Tanjianshan Gold Project, China, Technical Report for Eldorado Gold Corporation, September 2005, revised January 30, 2006 with an effective date of September 2005 and Tanjianshan Gold Project, Qinghai Province, China, Bankable Feasibility Study Report for Afcan Mining Corp., April 2005 (the "Technical Reports") and of extracts from or a summary of the Technical Reports and to the use of my name under this annual report as a named expert.

Dated as of this 31st day of March 2010

John Hearne